UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2022

Operating and Financial Results

Mexico City, Mexico, April 25, 2022— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2022 (1Q22).

1Q22 Summary

▪	Passenger traffic increased 52.2% during 1Q22, as compared to 1Q21, reaching 4.6 million passengers, and decreased 10.0% as compared to 1Q19. The airports with the highest traffic recovery in volume terms compared to 1Q19 were Ciudad Juárez, Mazatlán and Durango.
▪	Adjusted EBITDA was Ps.1,409 million, which compares to Ps.808 million in 1Q21, and was 11.0% higher than in 1Q19.
▪	Adjusted EBITDA margin reached 75.2%, as compared to 67.9% in 1Q21 and 72.6% in 1Q19.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.430 million in the quarter.

OMA will hold its 1Q22 earnings conference call on April 26, 2022 at 12:30 a.m. Eastern time, 11:30 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13728847. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

1Q22 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 44.1% compared to 1Q21 and decreased 7.8%, compared to 1Q19.

During the quarter, 5 new routes, which did not exist before COVID-19 pandemic, started operations.

Total passenger traffic reached 4.6 million passengers, an increase of 52.2% as compared to 1Q21 and a decrease of 10.0% versus 1Q19. During the quarter, of total traffic, 87.2% was domestic and 12.8% was international.

Domestic passenger traffic increased 52.2%, compared to 1Q21, while international traffic increased 76.6%. Compared to 1Q19, domestic passenger traffic and international passenger traffic decreased 8.1% and 20.8%, respectively.

The airports with the largest passenger traffic recovery, in volume terms as compared to 1Q19, were:

▪  Ciudad Juárez (+16.6%), on its Mexico City, Cancún and Tijuana routes.

▪	Mazatlán (+17.2%), on its Tijuana and Mexico City routes.
▪	Durango (+11.0%), on its Tijuana and Dallas routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 87.7% as of March 31, 2022.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 15.0%, compared to 1Q21 due to higher handling, storage and custody activity related to ground import cargo. Total tonnage handled was 10,725 metric tons, 19.5% higher than 1Q21.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had a 73.5% occupancy rate, as compared to 47.8% in 1Q21, with a 12.3% increase in the average room rate to Ps.2,240 per night.

▪	Hilton Garden Inn had a 60.0% occupancy rate, compared to 27.0% in 1Q21, with an 18.1% increase in the average room rate to Ps.2,056 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.18.5 million, an increase of 19.9% versus 1Q21. The increase is explained by a higher number of warehouses in operation as compared to 1Q21.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 59.7% mainly due to an increase in passenger traffic, compared to 1Q21, as well as the increase in aeronautical tariffs.

Non-aeronautical revenues increased 51.5%.

Commercial revenues increased 62.2%. The line items with the largest increases were:

▪	Parking, +76.2% as a result of an increase in passenger traffic, as well as higher penetration in the Monterrey, Ciudad Juárez, Chihuahua and Reynosa airports.
▪	Car Rentals, Restaurants and Retail, +62.2%, +75.5% and +71.2%, respectively, as a result of an increase in revenue share and the start of operations of new initiatives implemented.
▪	VIP Lounges, +111% as a result of the transition to a direct operation of the OMA Premium Lounges and an increase in number of users of these lounges.

Diversification revenues increased 38.0%, mainly due to higher revenues from hotel services and OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 9.1%, mainly due to higher payroll costs as a result of changes in labor regulation in Mexico and the incorporation of new business lines, such as the direct operation of the OMA Premium Lounges; higher costs of contracted services and basic services due to the activity increase in all airports; and higher materials and supplies costs as a result of the direct operation of the OMA Premium Lounges.

The major maintenance provision was Ps.82 million. The outstanding balance of the maintenance provision as of March 31, 2022 was Ps.1,810 million.

The airport concession tax was Ps.86 million and the technical assistance fee was Ps.36 million.

As a result of the foregoing, total operating costs and expenses increased 15.9%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,196 million, with an operating margin of 54.2%.

Adjusted EBITDA was Ps.1,409 million, with a margin of 75.2%.

Financing Income and Net Income

Financing Expense was Ps.165 million, an increase of Ps.131 million, mainly due to a higher interest expense as a result of additional debt and an exchange loss.

Consolidated net income in the quarter was Ps.753 million, an increase of 80.7%.

Earnings per share, based on net income of the controlling interest, was Ps.1.94 and earnings per ADS was US$0.78. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q22, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.430 million, comprised of Ps.332 million in improvements to concessioned assets, Ps.52 million in major maintenance, Ps.44 million in strategic investments, and Ps.2 million in other concepts.

The most important investment expenditures included:

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 1Q22, cash flows from operating activities generated cash of Ps.717 million.

Investing activities used cash for Ps.250 million in the first quarter. Financing activities reflect a dividend payment of Ps.4,326 million, the prepayment of Ps.2,700 million short-term loans and the debt issuance of Ps.4,000, resulting in a net cash outflow of Ps.3,183 million.

The net increase in cash resulting from operating, investing and financing activities in 1Q22 was Ps.2,716 million. This, combined with the negative effect of changes in the value of cash of Ps.11 million, the Cash and Cash Equivalents balance at March 31, 2022 was Ps.3,260 million.

Subsequent Events

OMA’s General Annual Ordinary Shareholders’ Meeting. On April 22, 2022, at the Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend to shareholders of Ps.2,300,000,000.00 (Two billion three hundred million Pesos and 00/100) which will be paid in two installments: the first one for Ps.1,800,000,000.00 (one billion, eight hundred million and 00/100 pesos) to be made no later than May 31, 2022, and the second one for Ps.500,000,000.00 (five hundred million and 00/100 pesos), to be made no later than July 31, 2022; which will be reduced from retained earnings.

Issuance of Sustainability-Linked Bonds. On March 31, 2022, OMA completed issuance of Ps.4.0 billion in long-term sustainability-linked notes in the Mexican market. With the placement of these long-term sustainability-linked notes, OMA becomes the first airport group in America and the second one worldwide to issue a sustainability-linked bond. The Issuances are the following:

▪	Ps.1,700 million in 5-year Notes (ticker: OMA 22L) at a variable rate of TIIE 28 + 14 basis points. The Notes will pay interests every 28 days, and principal amount will be paid at maturity on March 25, 2027.
▪	Ps.2,300 million in 7-year Notes (ticker: OMA 22-2L) at a fixed rate of 9.35%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on March 22, 2029.

Proceeds from the Issuances were used to prepay Ps.2.7 billion of short-term loans. The remaining resources will be used to fund committed investments under the 2021-2025 Master Development Program, and for other corporate uses.

(Terminal Passengers - Excludes Transit Passengers)

| **Total Passengers** | **1Q21** | **1Q22** | **% Var** |
|---|---|---|---|
| Acapulco | 129,980 | 202,248 | **55.6** |
| Ciudad Juárez | 232,286 | 391,008 | **68.3** |
| Culiacán | 399,242 | 504,540 | **26.4** |
| Chihuahua | 239,244 | 322,823 | **34.9** |
| Durango | 74,219 | 106,138 | **43.0** |
| Mazatlán | 223,361 | 364,526 | **63.2** |
| Monterrey | 1,278,912 | 2,002,689 | **56.6** |
| Reynosa | 66,523 | 105,992 | **59.3** |
| San Luis Potosí | 83,736 | 122,000 | **45.7** |
| Tampico | 67,897 | 96,556 | **42.2** |
| Torreón | 87,664 | 133,146 | **51.9** |
| Zacatecas | 56,007 | 84,943 | **51.7** |
| Zihuatanejo | 85,918 | 167,480 | **94.9** |
| **Total** | **3,024,989** | **4,604,089** | **52.2** |

| **Domestic Passengers** | **1Q21** | **1Q22** | **% Var** |
|---|---|---|---|
| Acapulco | 120,833 | 178,476 | **47.7** |
| Ciudad Juárez | 231,038 | 389,433 | **68.6** |
| Culiacán | 391,817 | 496,458 | **26.7** |
| Chihuahua | 214,071 | 299,912 | **40.1** |
| Durango | 59,761 | 86,882 | **45.4** |
| Mazatlán | 186,989 | 268,615 | **43.7** |
| Monterrey | 1,116,885 | 1,754,796 | **57.1** |
| Reynosa | 66,012 | 104,256 | **57.9** |
| San Luis Potosí | 61,323 | 81,863 | **33.5** |
| Tampico | 61,391 | 87,131 | **41.9** |
| Torreón | 77,297 | 120,632 | **56.1** |
| Zacatecas | 39,281 | 56,252 | **43.2** |
| Zihuatanejo | 64,552 | 90,024 | **39.5** |
| **Total** | **2,691,250** | **4,014,730** | **49.2** |

| **International Passengers** | **1Q21** | **1Q22** | **% Var** |
|---|---|---|---|
| Acapulco | 9,147 | 23,772 | **159.9** |
| Ciudad Juárez | 1,248 | 1,575 | **26.2** |
| Culiacán | 7,425 | 8,082 | **8.8** |
| Chihuahua | 25,173 | 22,911 | **(9.0)** |
| Durango | 14,458 | 19,256 | **33.2** |
| Mazatlán | 36,372 | 95,911 | **163.7** |
| Monterrey | 162,027 | 247,893 | **53.0** |
| Reynosa | 511 | 1,736 | **239.7** |
| San Luis Potosí | 22,413 | 40,137 | **79.1** |
| Tampico | 6,506 | 9,425 | **44.9** |
| Torreón | 10,367 | 12,514 | **20.7** |
| Zacatecas | 16,726 | 28,691 | **71.5** |
| Zihuatanejo | 21,366 | 77,456 | **262.5** |
| **Total** | **333,739** | **589,359** | **76.6** |

**Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
**Unaudited Consolidated Balance Sheet**
(Thousands of Pesos)

| | March 31, 2021 | December 31, 2021 | March 31, 2022 | % Var Mar22/Mar21 | % Var Mar22/Dec21 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current Assets | | | | | |
| Cash and Cash Equivalents | 3,158,534 | 5,987,164 | 3,260,071 | 3.2 | (45.5) |
| Trade Accounts Receivable - Net | 801,770 | 1,085,670 | 977,696 | 21.9 | (9.9) |
| Trade Accounts Receivable from Related Parties | 400,875 | 223,498 | 192,576 | (52.0) | (13.8) |
| Recoverable Taxes | 470,719 | 275,600 | 303,755 | (35.5) | 10.2 |
| Advances to Contractors | 124,598 | 162,165 | 194,650 | 56.2 | 20.0 |
| Other Current Assets | 62,339 | 42,333 | 54,913 | (11.9) | 29.7 |
| Total Current Assets | 5,018,835 | 7,776,430 | 4,983,661 | (0.7) | (35.9) |
| Land, Buildings, Machinery and Equipment - Net | 2,715,328 | 2,724,296 | 2,743,972 | 1.1 | 0.7 |
| Investments in Airport Concessions - Net | 10,441,004 | 11,680,684 | 11,921,685 | 14.2 | 2.1 |
| Rights of use of leased assets, net | 168,150 | 197,131 | 187,844 | 11.7 | (4.7) |
| Other Assets - Net | 33,430 | 46,196 | 51,132 | 53.0 | 10.7 |
| Deferred Taxes | 332,012 | 464,404 | 540,529 | 62.8 | 16.4 |
| **Total Assets** | **18,708,759** | **22,889,141** | **20,428,823** | **9.2** | **(10.7)** |
| | | | | | |
| **Liabilities and Stockholder's Equity** | | | | | |
| Current Liabilities | | | | | |
| Bank Debt | - | 2,700,000 | - | n.a. | n.a. |
| Current Portion of Long-Term Debt | 3,003,916 | - | 1,500,000 | (50.1) | n.a. |
| Current Portion of Major Maintenance Provision | 483,384 | 692,788 | 756,327 | 56.5 | 9.2 |
| Current Portion of Financial Leases | 17,314 | 29,332 | 27,904 | 61.2 | (4.9) |
| Trade Accounts Payable | 236,795 | 213,207 | 233,821 | (1.3) | 9.7 |
| Taxes and Accrued Expenses | 379,634 | 997,854 | 672,863 | 77.2 | (32.6) |
| Accounts Payable to Related Parties | 199,302 | 269,249 | 296,606 | 48.8 | 10.2 |
| Total Current Liabilities | 4,320,345 | 4,902,430 | 3,487,521 | (19.3) | (28.9) |
| | | | | | |
| Long-Term Debt | 1,496,769 | 4,996,622 | 7,488,306 | 400.3 | 49.9 |
| Guarantee Deposits | 327,779 | 342,120 | 346,041 | 5.6 | 1.1 |
| Employee Benefits | 119,916 | 129,199 | 133,826 | 11.6 | 3.6 |
| Major Maintenance Provision | 911,189 | 1,048,945 | 1,053,807 | 15.7 | 0.5 |
| Financial Leases | 168,289 | 195,404 | 189,602 | 12.7 | (3.0) |
| Deferred Taxes | 121,795 | 36,189 | 64,727 | (46.9) | 78.9 |
| **Total liabilities** | **7,466,082** | **11,650,909** | **12,763,830** | **71.0** | **9.6** |
| | | | | | |
| Common Stock | 300,822 | 297,782 | 297,782 | (1.0) | - |
| Additional paid-in capital | 29,786 | 29,786 | 29,786 | - | - |
| Retained Earnings | 9,239,675 | 9,702,141 | 6,124,443 | (33.7) | (36.9) |
| Share Repurchase Reserve | 1,500,000 | 1,028,188 | 1,028,188 | (31.5) | - |
| Labor Obligations | (4,933) | (1,936) | (1,936) | (60.8) | - |
| Non-Controlling Interest | 177,327 | 182,271 | 186,730 | 5.3 | 2.4 |
| **Stockholders' Equity** | **11,242,677** | **11,238,232** | **7,664,993** | **(31.8)** | **(31.8)** |
| **Total Liabilities and Stockholder's Equity** | **18,708,759** | **22,889,141** | **20,428,823** | **9.2** | **(10.7)** |

## Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
## Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

| | 1Q21 | 1Q22 | % Var |
|---|---|---|---|
| **Revenues** | | | |
| Aeronautical Revenues | 871,953 | 1,392,799 | 59.7 |
| Non-Aeronautical Revenues | 317,726 | 481,211 | 51.5 |
| **Aeronautical Revenues + Non-Aeronautical Revenues** | **1,189,679** | **1,874,010** | **57.5** |
| Construction Revenues | 292,907 | 332,223 | 13.4 |
| **Total Revenues** | **1,482,586** | **2,206,233** | **48.8** |
| **Operating Costs** | | | |
| Cost of Services | 171,405 | 204,146 | 19.1 |
| Administrative Expenses | 133,151 | 138,961 | 4.4 |
| Major Maintenance Provision | 78,290 | 82,135 | 4.9 |
| Construction Costs | 292,907 | 332,223 | 13.4 |
| Concession Taxes | 56,099 | 85,911 | 53.1 |
| Technical Assistance Fee | 21,038 | 35,770 | 70.0 |
| Depreciation and Amortization | 118,077 | 130,606 | 10.6 |
| Other expenses (Revenues) - Net | - | (4) | n.a. |
| **Total Operating Costs and Expenses** | **870,967** | **1,009,748** | **15.9** |
| **Operating Income** | **611,619** | **1,196,485** | **95.6** |
| Operating Margin (%) | 41.3% | 54.2% | |
| **Financing (Expense) Income:** | | | |
| Interest Income | 19,771 | 37,087 | 87.6 |
| Interest (Expense) | (110,488) | (189,239) | 71.3 |
| Exchange Gain (Loss) - Net | 56,997 | (12,624) | n.a. |
| **Total Financing (Expense) Income** | **(33,720)** | **(164,776)** | **388.7** |
| **Income before Taxes** | **577,899** | **1,031,709** | 78.5 |
| Taxes - Cash | 187,756 | 326,695 | 74.0 |
| Taxes - Deferred | (26,287) | (47,587) | 81.0 |
| **Income Tax** | **161,469** | **279,108** | **72.9** |
| **Consolidated Net Income** | **416,430** | **752,601** | **80.7** |
| **Consolidated Comprehensive Income** | **416,430** | **752,601** | **80.7** |
| **Consolidated Net Income attributable to:** | | | |
| Non-Controlling Interest | 1,421 | 4,459 | 213.8 |
| Controlling Interest | 415,009 | 748,142 | 80.3 |
| **Consolidated Comprehensive Income attributable to:** | | | |
| Non-Controlling Interest | 1,421 | 4,459 | 213.8 |
| Controlling Interest | 415,009 | 748,142 | 80.3 |
| Weighted Average Shares Outstanding | 390,111,556 | 386,169,425 | |
| EPS (Ps.) | 1.06 | 1.94 | 82.1 |
| EPADS (US$) | 0.41 | 0.78 | 88.9 |
| **EBITDA** | **729,696** | **1,327,091** | **81.9** |
| EBITDA Margin (%) | 49.2% | 60.2% | |
| **Adjusted EBITDA** | **807,986** | **1,409,226** | **74.4** |
| Adjusted EBITDA Margin (%) | 67.9% | 75.2% | |

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior of 2021. The exchange rates used to convert foreign currency amounts were Ps.20.6025 as of March 31, 2021, Ps. 20.4672 as of December 31, 2021 and Ps.19.8632 as of March 31, 2022.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 25, 2022